 # *NEWS* *FROM*
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: November 10, 2006
CONTACT: Steven R. Williams - (304) 842-3597 http://www.petd.com

Petroleum Development Corporation Announces Record Third Quarter And Nine Month Operating Results; Previously Announced Lease Sale Drives Results

Bridgeport, West Virginia... Petroleum Development Corporation (NASDAQ GSM: PETD) today announced record third quarter and nine month operating results for 2006. Net income for the third quarter of 2006 was a record $210.9 million ($13.38 per diluted share) compared to $7.5 million ($.46 per diluted share) for the same period in 2005. Net income for the nine months of 2006 was a record $230.3 million ($14.40 per diluted share) compared to $28.5 million ($1.73 per diluted share) for the first nine months of 2005. The sale of undeveloped oil and gas leaseholds in July 2006 for a pre-tax gain of $328 million was the driving factor for both the quarter and nine months operating results.

	Three Months Ended September 30, (unaudited) (in thousands, except per share)		Nine Months Ended September 30, (unaudited) (in thousands, except per share)	
	2006	2005	2006	2005
Revenues	$ 67,190	$ 77,949	$ 208,558	$ 222,138
Gain on sale of leasehold	$ 328,000	$ -	$ 328,000	$ 6,216
Income before income taxes	$ 343,709	$ 11,919	$ 374,204	$45,277
Net income	$ 210,914	$ 7,506	$ 230,261	$28,524
Basic earnings per common share	$ 13.44	$ 0.46	$14.47	$ 1.74
Diluted earnings per share	$ 13.38	$ 0.46	$14.40	$ 1.73

Steven R. Williams, CEO of Petroleum Development Corporation, said, "The importance of the gain on the sale of a portion of our Piceance Basin leasehold is clearly reflected in the results for the third quarter. Also contributing to the increase in shareholder value is the 25.9% increase in production in the third quarter compared to the third quarter of 2005."

Sale of Undeveloped Oil and Gas Leaseholds

On July 20, 2006, the Company sold to an unaffiliated company a portion of its undeveloped leasehold located in Grand Valley Field, Garfield County, Colorado. The sale encompassed 100% of the working interest in approximately 8,700 acres, including approximately 6,400 acres of the Company's Chevron leasehold and 2,300 acres of the Company's Puckett Land Company leasehold. The Company retained approximately 475 undeveloped locations on 10 acre spacing on the Grand Valley Field leasehold in addition to all of its producing properties in the field. The proceeds from the sale were $353.6 million.

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The Company recorded a gain on the sale of $328 million in the third quarter and a deferred gain of $25.6 million. The Company is obligated to either drill 16 wells on specifically identified acreage over the next three years or pay liquidated damages of $1.6 million per undrilled well. The Company expects to drill the wells for its own benefit.. For each well the Company drills, the Company will recognize $1.6 million of the deferred gain when drilling is complete and will record the costs of the wells drilled in accordance with its oil and gas properties accounting policy. Alternatively, should the Company not first drill the wells, the unaffiliated company has the option to drill the wells for its benefit. If the other company drills the wells, the Company would recognize both $1.6 million of the amount deferred and $0.4 million to be paid to the Company by the unaffiliated company as additional gain.

In conjunction with the sale, the Company entered into a "like-kind exchange" (LKE) agreement, in accordance with Section 1031 of the Internal Revenue Code, with a "qualified intermediary." Proceeds of $300 million were transferred directly to the qualified intermediary to be held in trust pursuant to the terms of the LKE agreement. The Company has identified and is in the process of evaluating suitable like-kind property. The Company has until January 17, 2007, to close any acquisitions to take advantage of the federal income tax deferral benefits of an LKE transaction.

Drilling Activity

The Company and its drilling fund partnerships drilled during the three and nine months ended September 30, 2006, a total of 47 and 137 development wells, respectively as detailed by field below. Wells labeled as program wells were drilled for the benefit of the Company and its drilling fund partnerships, while wells labeled as non-program were drilled for the benefit of the Company.

| | Three Months Ended September 30, 2006 | | | Nine Months Ended September 30, 2006 | | |
	Successful	Dry Hole	Total	Successful	Dry Hole	Total
Program						
Wattenburg	12	-	12	49	1	50
Piceance	6	-	6	16	-	16
Bakken, ND	1	-	1	1	-	1
	19	-	19	66	1	67
Non Program						
Wattenburg	18	1	19	39	2	41
Piceance	9	-	9	19	-	19
NECO	-	-	-	9	-	9
Michigan	-	-	-	1	-	1
	27	1	28	68	2	70
Total						
Wattenburg	30	1	31	88	3	91
Piceance	15	-	15	35	-	35
NECO	-	-	-	9	-	9
Bakken, ND	1	-	1	1	-	1
Michigan	-	-	-	1	-	1
	46	1	47	134	3	137

Additionally for the nine months ended September 30, 2006 the Company drilled one successful exploratory well on its North Dakota Bakken acreage. The Company also participated in seven successful exploratory wells on its North Dakota Nesson acreage of which four were drilled in the third quarter. The Company drilled one exploratory dry hole in the Red Desert Basin in Wyoming along with its drilling fund partnership Rockies Region Private Limited Partnership during the nine months ended September 30, 2006.

On September 1, 2006, the Company funded a 2006 partnership, Rockies Region 2006 Limited Partnership, with subscriptions of approximately $90 million. Upon closing on September 1, 2006, the Company, which serves as the managing general partner, contributed $38.9 million in cash for its contribution to the capital of the partnership. After payment of sales commissions and associated expenses, including a management fee of $1.3 million to the Company, the partnership had a total of approximately $118.0 million available for future drilling. Drilling operations commenced on September 1, 2006, and will continue into the first quarter of 2007.

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Oil and Gas Sales and Production

Oil and gas sales from the Company's producing properties for the three months ended September 30, 2006, were $29.7 million compared to $28.4 million for the same prior year period, an increase of $1.3 million or 4.6%. Oil sales benefited by an increase in both volume and price, but a decrease in natural gas prices more than offset the increase in natural gas volume resulting in lower natural gas sales revenues.

The Company's oil and gas production for the third quarter of 2006 totaled 4.3 Bcfe, an increase of approximately 26% over third quarter 2005 volumes of 3.4 Bcfe. Oil and natural gas production by area of operations along with average sales price (excluding derivative gains/losses) is presented below:

| | Three Months Ended September 30, 2006 | | | Three Months Ended September 30, 2005 | | |
	Oil (Bbl)	Natural Gas (Mcf)	Natural Gas Equivalents (Mcfe)*	Oil (Bbl)	Natural Gas (Mcf)	Natural Gas Equivalents (Mcfe)*
Appalachian Basin	441	327,499	330,145	1,218	394,982	402,290
Michigan Basin	1,281	355,624	363,310	1,177	379,824	386,886
Rocky Mountains	166,821	2,620,421	3,621,347	116,170	1,941,513	2,638,533
Total	168,543	3,303,544	4,314,802	118,565	2,716,319	3,427,709
Average Price	$ 57.42	$ 6.05	$ 6.87	$ 54.66	$ 8.07	$8.29

*One barrel of oil is equal to the energy equivalent of six Mcf of natural gas.

Oil and gas sales from the Company's producing properties for the nine months ended September 30, 2006, were $86.1 million compared to $68.6 million for the same prior year period, an increase of $17.5 million or 25.5%. The increase was primarily due to increased volumes of oil and natural gas and higher average oil prices partially offset by lower average natural gas prices.

The Company's oil and gas production for the first nine months of 2006 totaled 12.2 Bcfe, an increase of approximately 20% over the first nine months of 2005 volumes of 10.1 Bcfe. Oil and natural gas production by area of operations along with average prices (excluding derivative gains/losses) is presented below:

| | Nine Months Ended September 30, 2006 | | | Nine Months Ended September 30, 2005 | | |
	Oil (Bbl)	Natural Gas (Mcf)	Natural Gas Equivalents (Mcfe)*	Oil (Bbl)	Natural Gas (Mcf)	Natural Gas Equivalents (Mcfe)*
Appalachian Basin	1,230	1,108,400	1,115,780	3,073	1,238,724	1,257,162
Michigan Basin	3,274	1,067,160	1,086,804	3,391	1,172,638	1,192,984
Rocky Mountains	470,938	7,135,371	9,960,999	324,355	5,698,298	7,644,428
Total	475,442	9,310,931	12,163,583	330,819	8,109,660	10,094,574
Average Price	$ 59.04	$ 6.24	$ 7.08	$ 47.60	$ 6.52	$ 6.80

*One barrel of oil is equal to the energy equivalent of six Mcf of natural gas.

Current Hedging Position of Commodity Transactions

The Company has entered into commodity-based derivative transactions to manage a portion of the exposure to price risk associated with its sales of oil and natural gas. During the third quarter of 2006 the Company had average production per month of 1.1 Bcf of natural gas and 56,000 Bbls of oil. The current positions and as of the fourth quarter of 2006 in effect on the Company's share of production are shown in the following table:

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| Month Set | Contract Term | Floors | | Ceilings | |
		Monthly Quantity Gas-Mmbtu Oil-Barrels	Contract Price	Monthly Quantity Gas-Mmbtu Oil-Barrels	Contract Price
Colorado Interstate Gas (CIG) Based Derivatives (Piceance Basin)					
Mar 2005	Oct-06	42,000	$ 4.50	21,000	$ 7.25
Jul 2005	Oct-06	27,500	5.50	13,750	7.63
Jul 2005	Nov 2006 – Mar 2007	27,500	6.00	13,750	8.40
Feb 2006	Nov 2006 – Mar 2007	60,000	6.50	-	-
Sep 2006	Nov 2006 – Mar 2007	137,500	4.00	-	-
Feb 2006	Apr 2007 – Oct 2007	44,000	5.50	-	-
Sep 2006	Apr 2007 – Oct 2007	194,500	4.50	-	-
NYMEX Based Derivatives - (Appalachian and Michigan Basins)					
Mar 2005	Oct-06	78,000	$ 5.50	39,000	$ 7.40
Jul 2005	Oct-06	61,000	6.25	30,000	8.98
Jul 2005	Nov 2006 – Mar 2007	68,000	7.00	34,000	9.27
Feb 2006	Nov 2006 – Mar 2007	34,000	8.00	-	-
Feb 2006	Nov 2006 – Mar 2007	34,000	8.50	34,000	13.73
Feb 2006	Apr 2007 – Oct 2007	34,000	7.00	-	-
Feb 2006	Apr 2007 – Oct 2007	34,000	7.50	34,000	10.83
Sep 2006	Apr 2007 – Oct 2007	44,400	6.25	-	-
Panhandle Based Derivatives (NECO)					
Mar 2005	Oct-06	150,000	$ 5.00	75,000	$ 8.62
Jul 2005	Nov 2006 – Mar 2007	150,000	6.50	75,000	8.56
Feb 2006	Apr 2007 – Oct 2007	60,000	6.00	-	-
Feb 2006	Apr 2007 – Oct 2007	60,000	6.50	60,000	9.80
Oil-NYMEX Based (Wattenburg/ND)					
Sept 2006	Nov 2006 – Oct 2007	12,350	$ 50.00	-	$ -

Oil and Gas Price Risk Management Gain (Loss), Net

For the three months ended September 30, 2006, the Company recorded unrealized gains of $2.8 million and realized gains of $0.1 million compared to unrealized losses of $7.8 million and realized losses of $2.1 million for the same prior year period. The 2006 change is the result of declining natural gas prices.

For the nine months ended September 30, 2006, our recognized oil and gas price risk management gain, net was $8.7 million comprised of $7.2 million unrealized gains and $1.5 million realized gains compared to a net loss of $12.7 million, consisting of realized losses of $3.4 million and unrealized losses of $9.3 million for the same prior year period. The 2006 change is the result of declining natural gas prices.

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Petroleum Development Corporation
Condensed Consolidated Statements of Income
(Unaudited; in thousands except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005 (Restated)	2006	2005 (Restated)
Revenues:				
Oil and gas well drilling operations	$ 2,659	$ 32,267	$ 11,682	$ 85,744
Gas sales from marketing activities	30,374	14,970	101,445	58,409
Oil and gas sales	29,663	28,414	86,139	68,620
Well operations and pipeline income	2,530	2,291	7,306	6,286
Other	1,964	7	1,986	3,079
Total revenues	67,190	77,949	208,558	222,138
Costs and expenses:				
Cost of oil and gas well drilling operations	4,257	28,734	11,888	73,121
Cost of gas marketing activities	29,883	14,269	100,121	58,349
Oil and gas production and well operations cost	9,961	6,379	23,627	15,067
Exploration cost	940	136	3,735	5,000
General and administrative expense	4,423	1,646	13,070	4,528
Depreciation, depletion, and amortization	8,322	5,120	22,554	14,822
Total costs and expenses	57,786	56,284	174,995	170,887
Gain on sale of leaseholds	328,000	-	328,000	6,216
Income from operations	337,404	21,665	361,563	57,467
Interest income	3,427	202	4,159	621
Interest expense	(34)	(26)	(232)	(88)
Oil and gas price risk management gain (loss), net	2,912	(9,922)	8,714	(12,723)
Income before income taxes	343,709	11,919	374,204	45,277
Income taxes	132,795	4,413	143,943	16,753
Net income	$ 210,914	$ 7,506	$ 230,261	$ 28,524
Basic earnings per common share	$ 13.44	$ 0.46	$ 14.47	$ 1.74
Diluted earnings per common share	$ 13.38	$ 0.46	$ 14.40	$ 1.73

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Common Stock Buyback Program

On January 13, 2006, the Company announced that its Board of Directors authorized the purchase of up to 10% (1,627,500 shares) of the Company's common stock during 2006. Stock purchases under this program were authorized in the open market or in private transactions, at times and in amounts that management deemed appropriate. For the nine months ended September 30, 2006, the Company purchased 1,293,258 shares at a cost of $52.6 million ($40.70 average price paid per share), including 100,000 shares from an executive officer of the Company at a cost of $4.1 million ($40.66 price paid per share). On October 20, 2006, the Company completed its January 2006 program, purchasing in the open market throughout October an additional 334,242 shares at a cost of $13.7 million ($40.93 average price paid per share). The total of 1,627,500 common shares were purchased at a cost of $66.3 million for an average of $40.73 per share. All shares purchased in the program and remaining in treasury stock as reflected in the condensed consolidated balance sheet at September 30, 2006, have subsequently been retired.

On October 16, 2006, the Board of Directors of the Company approved a second 2006 purchase program authorizing the Company to purchase up to 10% (1,477,109 shares) of the Company's common stock through April 2008. Stock purchases under this program may be made in the open market or in private transactions, at time and in amounts that management deems appropriate. The Company may terminate or limit the stock purchase program at any time. No purchases have been made pursuant to this program as of the date of this news release.

10-Q and Quarterly Conference Call

The Company filed its Quarterly Report on Form 10-Q on November 9, 2006. You can access the report at the Company's website (www.petd.com), or contact the Company for a paper copy. The Company invites you to join Steve Williams, Chief Executive Officer, and Darwin Stump, Chief Financial Officer, for a conference call on Tuesday, November 14, 2006 for a discussion of the results.

What: Petroleum Development Third Quarter Earnings Conference Call

When: November 14, 2006 at 2:00 p.m. Eastern Standard Time

Where: www.petd.com

How: Log on to the web address above or call (877) 407-8033
         Replay Number: 877-660-6853 Account# 286 Conference ID# 220240
         (Replay will be available approximately one hour after the conclusion of the call)

Contact: Darwin Stump, Petroleum Development Corporation, (800) 624-3821 E-mail: petd@petd.com

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. The Company operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

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103 East Main Street • P. O. Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597